FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Relese dated April 4, 2025

Item 1

Santander expects continued growth in the first quarter, with RoTE post-AT1 improving to c.15.7%, CET1 rising to 12.9% and all 2025 targets reaffirmed

•	Executive chair Ana Botín will say at today’s AGM that during the first quarter the bank has continued to grow customers and anticipates a RoTE of c.15.7% (post-AT1), on a path to achieve the 2025 target of c.16.5%. CET1 is expected to reach 12.9%, with tangible net asset value plus cash dividend per share up over 14%.

•	The 2025 targets include achieving around €62 billion in revenues, falling costs in absolute terms, a stable cost of risk, and reaching a RoTE of c.16.5% (post-AT1) and a CET1 of 13%.

•	Botín will say: “The recent announcements in the US regarding tariffs reflect an escalation in trade tensions. As a bank our focus is on helping clients navigate the volatility and we are committed to doing that. Our markets, however, remain resilient. The employment data — which is the cornerstone of asset quality — is very good.”

•	Today’s AGM is set to approve a final cash dividend from 2024 results of 11 euro cents per share, payable from 2 May 2025, meaning a 19% increase in total cash dividend per share charged to 2024.

Madrid, 4 April 2025 - PRESS RELEASE

Banco Santander’s executive chair Ana Botín will confirm today at the bank’s annual general meeting (AGM), which will be broadcasted from its headquarters in Boadilla del Monte, that Santander is on track to meet its 2025 targets.

Commenting on the bank’s performance, Ana Botín will say:

•	“Looking forward, we expect to continue increasing profitability in 2025. While we are monitoring the implications of recent tariff announcements in the US, it is in challenging times when the value of our diversification is most apparent. Our diversification acts as stabilizer in an uncertain global environment.

•	As such, we maintain all our targets for the year, including achieving around €62 billion in revenues; falling costs year-on-year in absolute terms; a stable cost of risk – with better performing markets offsetting others; and reaching a RoTE of c.16.5% post-AT1 and a CET1 of 13%.

•	In the first quarter of 2025, we maintained the positive trend seen in previous years by growing customers, with revenues expected to remain flattish and costs to decrease in current euros compared to the same period last year. Both, costs and revenues, are in line with our guidance for 2025, and as a result, efficiency improved c.50 basis points. Credit quality remains stable, with the cost of credit within the expected range.

•	As a result, in the first quarter we expect to: increase profitability relative to full-year 2024, achieving a RoTE of c.15.7% post-AT1, on a path to reach our full-year target of c.16.5%; grow tangible net asset value plus cash dividend per share of over 14%; while maintaining solid capital generation, with a CET1 ratio of 12.9% (up 10 basis points against FY 2024).”

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander

Global scale and macro

In her speech today, Botín will also discuss Santander’s continued growth and profitability driven by the bank’s transformation and solid labour markets across the group’s footprint, and the macro environment:

•	“ONE Transformation is our plan to harness the full potential of our global scale, by combining our local leadership with the platforms we are deploying across the Group. The idea behind this plan is to foster collaboration between our five global businesses — what we call “network collaboration” — as well as to offer the best solutions and scale them in all our markets through our global technology platform. This way we enhance customer experience while reducing the cost to serve, growing faster and continuing to increase profitability.

•	During the first months of 2025, we have seen increased geopolitical uncertainty and high volatility in the markets across the world. The current five-year growth forecast for the global economy stands at 3.1%, which is the lowest for 16 years.

•	The recent announcements in the US regarding tariffs reflect an escalation in trade tensions. As a bank our focus is on helping clients navigate the volatility and we are committed to doing that. Our markets, however, remain resilient. The employment data — which is the cornerstone of asset quality — is very good.

•	Spain is expected to grow 2.5% in 2025, above the European average, reaching record employment levels, with nearly 22 million people registered in the Social Security system. In Europe, we have a great challenge, and also a great opportunity to play a very significant role at a global level. It is time to take action and make the changes that lead to stronger and better growth, which will enable the European social model to be sustainable.”

AGM resolutions

Today, shareholders will be asked to approve a final cash dividend from 2024 results of 11 euro cents per share, payable from 2 May 2025. This means that the total cash dividend per share charged to 2024 will be up 19% versus the previous year at 21 euro cents. This is complemented by two share buyback programmes, which will total €3.1 billion from 2024 earnings. The first one is already completed and the second is 43% complete. Upon completion, the bank will have bought back nearly c.15% of its outstanding shares since November 2021. As a result, total shareholder remuneration against 2024 results will be approximately €6.3 billion.

Shareholders are also voting to re-elect as directors Ana Botín, executive chair; Héctor Grisi, chief executive officer; Glenn Hutchins, vice chair and lead independent director; Luis Isasi, non-executive director, and Pamela Walkden, non-executive director (independent). They are also voting on annual accounts, remuneration and other matters.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander

Important information

Non-IFRS Financial Indicators and Alternative Performance Measures

In addition to the financial information prepared in accordance with the International Financial Reporting Standards (IFRS) and derived from our financial statements, this document includes certain Alternative Performance Measures (APMs), as defined in the Guidelines on Alternative Performance Measures published by the European Securities and Markets Authority (ESMA) on October 5, 2015, as well as certain non-IFRS financial indicators. The financial measures contained in this document that are considered APMs and non-IFRS financial indicators have been prepared based on the financial information of Grupo Santander but are not defined or detailed within the applicable financial reporting framework and have not been audited or reviewed by our auditors. We use these APMs and non-IFRS financial indicators to plan, monitor, and assess our performance. We believe that these APMs and non-IFRS financial indicators are useful in enabling the management team and investors to compare operational performance across periods. However, these APMs and non-IFRS financial indicators are considered supplementary information and are not intended to replace IFRS measures. Furthermore, other companies, including some in our sector, may calculate such measures differently, which reduces their usefulness for comparative purposes.

For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 28 February 2025 (https://www.santander.com/content/dam/santander-com/es/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2025/sec-2024-annual-20-f-2024-disponible-solo-en-ingles-es.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) 2024 Annual Report, published on 28 February 2025 (https://www.santander.com/content/dam/santander-com/en/documentos/informe-financiero-anual/2024/ifa-2024-consolidated-annual-financial-report-en.pdf). Underlying measures, which are included in this document, are non-IFRS measures.  The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Forward-looking statements

Banco Santander hereby warns that this document contains 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements.

The important factors below (and others described elsewhere in this document), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume:(1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine and the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations, targets and weather events; (3) exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK's exit from the European Union and greater regulation prompted by financial crises; (7) acquisition integration and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; (8) uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; (9) our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies, or procedures; and (10) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries.

Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander

Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of approval of this document and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.

Does Not Constitute an Offer of Securities

Neither this document nor the information contained herein constitutes an offer to sell or a solicitation of an offer to purchase securities.

Past Performance Is Not Indicative of Future Results

Statements regarding historical performance or growth rates are not intended to imply that future performance, stock price, or future results (including earnings per share) for a given period will necessarily match or exceed those of a previous period. Nothing in this document should be construed as a profit forecast.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid) comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	April 4, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance